SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                           FORM U-57/A
         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended
                        (the "1935 Act")




                  EAST MIDLANDS ELECTRICITY plc
                (Name of Foreign Utility Company)


     Pursuant to instruction number four to Form U-57, Notification of Foreign Utility Company Status, Dominion Resources, Inc., on behalf of East Midlands Electricity plc, a United Kingdom company that owns and operates electric utility facilities in the United Kingdom, hereby notifies the Securities and Exchange Commission that East Midlands Electricity plc no longer requires Foreign Utility Company status with respect to ownership by Dominion Resources, Inc. and its subsidiaries. Dominion Resources, Inc, DEI U.K., Inc., DR Nottingham Investments and Dominion U.K. Holding, Inc. sold their direct and indirect interest in East Midlands Electricity plc on July 27, 1998 to an unaffiliated party.



                            Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                     By: /s/ EDGAR M. ROACH, JR.
                                             Edgar M. Roach, Jr.
                                             Executive Vice
                                             President and Chief
                                             Financial Officer


Dated:  August 7, 1998